Exhibit 21.1

THE LION ELECTRIC COMPANY

List of Subsidiaries

Name	Jurisdiction of Organization
Lion Electric Holding USA Inc.	Delaware
Lion Electric Finance Canada	Quebec
Northern Genesis Acquisition Corp.	Delaware
The Lion Electric Co. USA Inc.	Delaware
Lion Electric Manufacturing USA Inc.	Delaware
Lion Electric Finance USA Inc.	Delaware